UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Altisource Residential Corporation

(Name of Issuer)

Common stock

(Title of Class of Securities)

02153W100

(CUSIP Number)

Michelle D. Esterman,
Chief Financial Officer,
Altisource Portfolio Solutions S.A.,
40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg
+352-2469-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02153W100

1	NAMES F REPORTING PERSONS Altisource Portfolio Solutions S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,788,402
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS William B. Shepro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 174,860
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 174,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock (“Common Stock”), of Altisource Residential Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 36C Strand Street, Christiansted, United States Virgin Islands 00820.

ITEM 2.	Identity and Background.

(a)-(c) This Schedule 13D is filed by Altisource Portfolio Solutions S.A., a corporation organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes of this Schedule 13D), and William B. Shepro, an individual resident of the Grand Duchy of Luxembourg (each, a “Reporting Person”, and together, the “Reporting Persons”). Altisource Portfolio Solutions S.A. is a marketplace and transaction solutions provider for the real estate, mortgage and consumer debt industries. The principal office of each Reporting Person is 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg.
The name, residence or business address, and present principal occupation or employment of Mr. Shepro and each director, executive officer and controlling person of Altisource Portfolio Solutions S.A. are listed on Schedule I hereto.
(d) Neither the Reporting Persons nor any person listed on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) Neither the Reporting Persons nor any person listed on Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock were purchased by Altisource Portfolio Solutions S.A. for an aggregate purchase price of $32,352,060, excluding commissions, using its working capital.
Mr. Shepro received shares of Common Stock and options to acquire shares of Common Stock as a result of the spin-off of the Issuer from Altisource Portfolio Solutions S.A. in 2012. Mr. Shepro subsequently exercised a portion of such options using personal funds.

ITEM 4.	Purpose of the Transaction.

Altisource Portfolio Solutions S.A. acquired and the Reporting Persons are holding the shares of the Common Stock of the Issuer described in Item 5 of this Statement because the Reporting Persons support the Issuer’s management and its current strategy.

In December 2012, Altisource Portfolio Solutions S.A. capitalized and spun off to its shareholders the Issuer, and the Issuer is an important customer. Altisource Portfolio Solutions S.A. acquired the shares of Common Stock to further align its interests with the Issuer and in support of the Issuer and their business relationship. The Reporting Persons intend to vote their shares in favor of the director nominees proposed by the Board of Directors of the Issuer and to disregard any proxy solicited by third parties.

(a) From time to time the Reporting Persons may increase or decrease their ownership of Issuer Common Stock.

The Reporting Persons do not have any plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (b)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (b)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Issuer’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

ITEM 5.	Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. Common Stock ownership of executive officers, directors and control persons of the Reporting Persons are set forth on Schedule I. All securities beneficially owned by Altisource Portfolio Solutions S.A. are held of record by its wholly owned subsidiary, Altisource Solutions S.à r.l.

(b) In addition, the Common Stock deemed beneficially owned by the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

(c) In the last sixty days, the following purchases of the Common Stock, totaling 2,788,402 shares of Common Stock, were made by Altisource Portfolio Solutions S.A. on the open market:

Purchases of Common Stock by Altisource Portfolio Solutions S.A.
Trade Date	Settlement Date	Shares of Common Stock	Price (USD)
3/2/2016	3/7/2016	90,796	9.6547
3/3/2016	3/8/2016	146,230	10.7300
3/4/2016	3/9/2016	93,224	10.7227
3/7/2016	3/10/2016	131,141	11.4362
3/8/2016	3/11/2016	129,010	11.6251
3/9/2016	3/14/2016	131,526	11.4032
3/10/2016	3/15/2016	142,363	11.5965
3/11/2016	3/16/2016	127,254	11.7844
3/14/2016	3/17/2016	128,373	11.6739
3/15/2016	3/18/2016	130,422	11.4982
3/16/2016	3/21/2016	126,779	11.8297
3/17/2016	3/22/2016	125,000	11.9876
3/18/2016	3/23/2016	124,916	12.0057
3/21/2016	3/24/2016	121,582	12.3323
3/22/2016	3/28/2016	121,484	12.3397
3/23/2016	3/29/2016	126,790	11.8233
3/24/2016	3/30/2016	99,890	11.2257
3/28/2016	3/31/2016	34,785	11.3388
3/29/2016	4/1/2016	65,828	11.3803
3/30/2016	4/4/2016	168,640	11.8538
3/31/2016	4/5/2016	168,712	11.8539
4/1/2016	4/6/2016	83,857	11.9250
4/6/2016	4/11/2016	169,800	11.7753

Mr. Shepro did not purchase or otherwise acquire any shares of Common Stock in the last sixty (60) days.
(d) Not applicable.

(e) Not applicable.

ITEM 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. No Reporting Person is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
ITEM 7.Material to Be Filed as Exhibits.

None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2016	Altisource Portfolio Solutions S.A.

	By:	/s/ Michelle D. Esterman
	Name:	Michelle D. Esterman
	Title:	Chief Financial Officer

April 11, 2016
/s/ William B. Shepro
William B. Shepro

Schedule I

EXECUTIVE OFFICERS AND DIRECTORS
OF
ALTISOURCE PORTFOLIO SOLUTIONS S.A.

The names of the directors and the names and titles of the executive officers of Altisource Portfolio Solutions S.A., their principal occupations and beneficial ownership of Common Stock of the Issuer are set forth below. The business address of each of the directors or executive officers is that of Altisource Portfolio Solutions S.A. at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Altisource Portfolio Solutions S.A. and each individual is a United States citizen.

Directors and Executive Officers
Name	Title and Occupation	Number of Shares of Common Stock Beneficially Owned
Timo Vättö(1)	Director, Chairman of the Board Board Service; Management Consulting and Corporate Finance Advisory, Cundo Management AG	4,875
William B. Shepro(2)	Director, Chief Executive Officer	194,860
Roland Müller-Ineichen(3)	Director Board service	1,541
W. Michael Linn	Director Board service	9,470
Kevin J. Wilcox	Chief Administration Officer	116,670
Michelle D. Esterman	Chief Financial Officer	19,500
Vivek Bhandari(4)	President, Financial Services and Technology Infrastructure	0
Joseph A. Davila	President, Mortgage Services	8,332
Mark J. Hynes	President, Technology Services	30,151
Gregory J. Ritts	General Counsel	0

Controlling Persons
Name	Occupation	Number of Shares of Common Stock Beneficially Owned
William C. Erbey(5)	President and CEO, Salt Pond Holdings, LLC	2,277,542

(1) Mr. Vättö is a citizen of Finland.
(2) Includes 174,860 shares held by the William B. Shepro Revocable Trust (as to which Mr. and Mrs. Shepro share voting and dispositive power).
(3) Mr. Müller-Ineichen is a citizen of Switzerland.
(4) Mr. Bhandari is a citizen of India.
(5) Based on information contained in a Schedule 13D filed with the SEC on March 5, 2015. Mr. Erbey’s business address is P.O. Box 25437, Christiansted, U.S. Virgin Islands 00824.